

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

<u>**Via Mail and Facsimile (852) 2199-8354**</u>
Ms. Alice Wong Nga Lai
Chief Financial Officer
Hong Kong Television Network Ltd.
Trans Asia Centre, 13th Floor
Kwai Chung, Hong Kong

Re: **City Telecom (H.K.) Limited**
          Form 20-F for the Year Ended August 31, 2012
          Filed December 31, 2012
          No. 000-30354

Dear Ms. Lai:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Risks relating to our ADSs, page 9

1. It appears that if you receive your broadcast license in Hong Kong, foreign shareholders will not be able to exercise their voting rights (page 14). If true, please add a risk factor in your future filings that highlights this restriction on voting rights by non-Hong Kong resident shareholders. We note that your current disclosure expressly states that there are no current restrictions on the rights of non-residents of Hong Kong or foreign persons to exercise voting rights with respect to shares underlying your ADSs (page 40).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director